601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

September 22, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Purnell

Re:	ATI Intermediate Holdings, LLC

Draft Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted September 14, 2020

CIK 0001820721

On behalf of our client, ATI Intermediate Holdings, LLC (the “Company”), we set forth below the Company’s responses to the letter, dated September 21, 2020, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted by the Company on September 14, 2020 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated the Staff’s comment in this letter, and we have also set forth the Company’s response to the Staff’s comment immediately below it.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comment and is publicly filing the Registration Statement on Form S-1 (the “Registration Statement”) concurrently with this letter, which reflects this revision and clarifies certain other information. The page number in the text of the Company’s response corresponds to the page number in the Registration Statement.

Confidential Draft Amendment No. 1 to Registration Statement on Form S-1

Executive Compensation

Narrative Disclosure to Summary Compensation Table

Employment Offer Letters, page 89

1.	Staff’s Comment: Please file the employment offer letters as exhibits to the registration statement. Refer Item 601(b)(10)(iii)(A) of Regulation S-K.

Beijing   Boston   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Munich   Palo Alto   Paris   San Francisco   Shanghai   Washington, D.C.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page II-4 to add the employment offer letters to the Registration Statement’s exhibit list and has filed the offer letters as exhibits to the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

VIA E-MAIL

cc:	Erin Purnell

Securities and Exchange Commission

Jim Fusaro

Nipul Patel

Charlotte MacVane

ATI Intermediate Holdings, LLC

Michael Kim

Kirkland & Ellis LLP

Michael Kaplan

Roshni Banker Cariello

Davis Polk & Wardwell LLP